FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒      Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Georgios-Efstratios (Takis) Arapoglou
(Registrant)

Date : 23rd December, 2005

Chairman - Chief Executive Officer

ANNOUNCEMENT

SUMMARY OF DRAFT AGREEMENT FOR THE MERGER THROUGH ABSORPTION

OF NATIONAL INVESTMENT COMPANY BY NATIONAL BANK OF GREECE

1.               National Bank of Greece S.A., headquartered at Aiolou 86, Athens (Reg. No. 6062/06/B/86/01) (hereinafter the Absorbing Entity), and

2.               National Investment Company S.A., headquartered at Amalias 12-14, Athens (Reg. No. 6105/06/B/86/58) (hereinafter the Absorbed Entity).

The Boards of the two companies announce that, pursuant to the provisions of articles 1-5 of Law 2166/1993, 16 of Law 2515/1997, as amended, and 69 et seq. of the Companies’ Act 2190/1920, as amended, they have signed a Draft Merger Agreement dated 26 May 2005 by which the two entities will merge through the absorption of the National Investment Company by National Bank of Greece. The Draft Merger Agreement was subject to the publication requirement, in accordance with article 78 of the Companies’ Act 2190/1920, as amended, at the Athens Prefecture.

The terms of the Draft Merger Agreement are outlined below:

1.     The merger of the two entities, through absorption of the National Investment Company by National Bank of Greece, shall be effected in accordance with the provisions of a) articles 1-5 of Law 2166/1993 and article 16 of Law 2515/1997, as amended, and b) articles 68 par. 2, 69-77 of Companies’ Act 2190/1920, as amended, with the combining of the assets and liabilities of the two entities as set out in the Conversion Balance Sheets at 31 May 2005.

2.     The share capital of the Absorbing Entity will increase by €123,585,616.50 through the issue of 5,023,534 new shares of a par value of €4.80 each, to be distributed to the shareholders of the Absorbed Entity, while the par value of the existing shares will increase from €4.50 to €4.80.

3.     The shareholders of the pre-merger Absorbing Entity will participate by €1,591,562,452.80 and the shareholders (other than the Absorbing Entity) of the pre-merger Absorbed Entity by €24,112,963.20 in the total share capital (€1,615,675,416.00) of the Absorbing Entity, as per the exchange ratio (deemed fair and reasonable) of New Shares to the pre-merger shares of the Absorbing and Absorbed entities (hereafter “Old Shares”). Thus:

(i)    1 Old Share of the Absorbing Entity will correspond to 1 New Share.

(ii)   12 Old Shares of the Absorbed Entity will correspond to 1 New Share. Fractional rights of shareholders shall not serve as a basis to receive a fractional right to a New Share, but will be aggregated to form full shares, by decision of the Board of the Absorbing Entity, which, authorised by the General Meeting of Shareholders, will settle relevant details.

4.               The 5,023,534 new shares arising from the merger will be credited, as per the said share exchange ratio, via the Central Securities Depositary to the accounts held by the shareholders of the Absorbed Entity with the Dematerialized Securities System within 15 calendar days of ASE Board resolution approving the merger prospectus and the listing of the new shares on the stock exchange, and in any case within 10 calendar days of the registration of Ministry of Development approval of the merger in the Companies Register.

5.               The New Shares of the Absorbed Entity will be entitled to the dividend of the Absorbing Entity for 2005.

6.               Any transaction performed by the Absorbed Entity subsequent to 31 May 2005 shall be deemed to be so performed for the account of the Absorbing Entity, to whose books the corresponding amounts will be transferred after the registration of the Development Ministry’s approval of the merger in the Companies Register. Profit and loss arising during the said period will be deemed to be profit and loss of the Absorbing Entity, as per the provisions of articles 1-5 of Law 2166/1993 and 75 of the Companies’ Act 2190/1920. On completion of the merger, the results and consequences of the merger will apply forthwith ipso jure and without further formality, as per article 75 of Companies’ Act 2190/1920, as amended, with respect to merged entities and vis-à-vis third parties.

7.               No shareholder of the Absorbed and Absorbing Entities enjoys special rights or holds any other securities (excepting shares), apart from bondholders of the Absorbing Entity, to whose approval this merger is subject, as per article 70, par. 4 of Companies’ Act 2190/1920.

8.               Neither the articles of association nor the resolutions of the General Meetings of the merged entities provide for special benefits or privileges for the directors and regular auditors of the two companies, and such benefits and privileges are not provided for in the case of this merger.

9.               This merger will be subject to the benefits provided for under Laws 2166/1993 and 2515/1997, and will thus be subject to the terms and conditions thereof.

PricewaterhouseCoopers S.A.
268 Kifissaias Avenue
152 32 Halandri
Greece
www.pricewaterhousecoopers.gr
e-mail:pwc.greece@gr.pwcglobal.com
Tel: +30 (210) 6874 400
Fax: +30 (210) 6874 444

To

The Board of Directors of

NATIONAL BANK OF GREECE S.A

86 Aiolou st.

102 32 Athens

August 30 2005

Certified Auditor’s Report for the purposes of Article 327 of the Athens Exchange Codified Regulation (Decision Hellenic Capital Market Commission (“HCMC”) 1/304/10.06.2004, Government Gazette B’ 900/16.06.2004 as amended with decisions 4/319/9.12.04 and 5/336/21.4.2005 of HCMC)

This is a summary of the certified auditor’s report in connection with the proposed merger by absorption of National Investment Company SA (to be referred to hereafter as “ETHNEX” or “the Acquiree”) by National Bank of Greece SA (to be referred to hereafter as “NBG” or “the Acquiror”), in accordance with the provisions of articles 68 par.2, 69-70 72-77 of Codified Law 2190/1920, and articles 1-5 of Law 2166/1993, in combination with the article 16 par. 5 and. 18 of Law 2515/1997, and article 327 of the Athens Exchange Codified Regulation, as they are currently in effect.

1                 Introduction

In accordance with the resolutions of NBG’s Board of Directors of May 13th 2005 and May 26th 2005, we have performed the following:

confirmed that the transformation balance sheet of the Acquiror was extracted from its books and records,

reviewed the Draft Merger Agreement dated 2 June 2005, and

expressed an opinion, according to article 16 par. 5 of Law 2515/1997 on whether the share exchange ratio proposed by the respective Boards of Directors, is fair and reasonable (Fairness Opinion).

With regards to our work in relation to the provision of the Fairness Opinion, we have valued NBG and ETHNEX (to be referred to hereafter collectively as “the Companies”) in

Halandri	: 268/270 Kifissias Avenue, 152 32 Halandri, Tel.: +30 (210) 6874 400, Fax: +30 (210) 6874 444
Piraeus	: 5-7 Fillelinon Str, 185 36 Piraeus, Tel.: +30 (210) 4594 050, Fax: +30 (210) 4293 936
Thessaloniki	: 17 Ethnikis Antistaseos Str, 551 34 Thessaloniki, Tel.: +30 (2310) 488 880, Fax: +30 (2310) 459 487

order to determine a range of fair and reasonable relative values and share exchange ratios. Our conclusions are set out in this letter.

In the context of the valuation work, we examined the Companies’ comparative financial position. Our assessment included, inter alia, consideration of the following

a.                               terms and conditions of the proposed merger by absorption,

b.                              competitive and macroeconomic conditions of the sectors where the Companies operate,

c.                               main factors and relevant trends, which had an impact on the Companies’ historical financial data and figures,

d.                              the Companies’ financial position as at the merger balance sheet date, May 31st 2005

e.                               data from public and other sources, as well as information provided to us by the Companies’ management,

f.                                 information arising from discussions with the Companies’ officers in connection with the Companies’ current position and prospects within their markets,

g.                              financial terms of recent relevant mergers and acquisitions of companies operating in markets, similar to the Acquiror’s,

h.                              Companies’ market capitalisation and its evolution during the past 6 months,

i.                                  other information, reports and analyses, as well as financial and stock market data considered relevant and suitable for the purposes of our work.

2                 Valuation approach and methodology

The valuation work was carried out in accordance with generally accepted principles and methods that are used internationally and our conclusions took into account the suitability of the various valuation methodologies. The suitability of the adopted methods and the weights given to each method are appropriate and reasonable for the purpose of our work.

The opinion on the reasonableness and fairness of the relative values is based on the aforementioned data and other information and data provided to us by the management of the Companies, who have confirmed to us that such information is accurate and complete.

In particular, we have deemed and used as considered appropriate, the following internationally accepted valuation methodologies:

Valuation Method	Company
a) Market Value (Capitalisation)	NBG and ETHNEX

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2

b) Adjusted Net Assets	ETHNEX

c) Discounted Dividends Method	NBG

d) Market Approach	NBG and ETHNEX

e) Comparable Transactions	NBG and ETHNEX

In accordance with internationally generally accepted valuation practice of Financial organizations, the application of b) Adjusted Net Assets method for the valuation of NBG and c) Discounted Dividends Method for the valuation of ETHNEX were not deemed to be particular appropriate. For the assessment of the relative values of the Companies, the values arising from the Discounted Dividends Method for NBG were compared with the values arising from Adjusted Net Assets method for ETHNEX as at May 31 2005.

No impediments or difficulties occurred during the course of our work by applying the above methodologies.

The Companies’ valuation refers to their total issued share capital, which is comprised of 331.575.511 and 138.650.400 common nominal shares for NBG and ETHNEX, respectively.

The results of each valuation methodology, the way each method was applied and the principal underlying assumptions are set out in further detail below.

2.1                 Market Value (Capitalisation)

For the purpose of determining a range of values for each of the Companies and also a range of relative values between NBG and ETHNEX, we examined the Companies market capitalisations at various intervals within the last 6 months and specifically those at 6, 3 and 1 month prior to the day of the public announcement of the proposed transaction. The Companies’ market values and the respective relative values after the aforementioned date have not been taken into consideration in our report, as it could be reasonably argued that such values were affected by the merger’s announcement.

For the time period before ETHNEX’s share capital increase, which took place on April 25 2005, ETHNEX’s market value was adjusted by an amount equal to the share capital increase of € 83,190,240 in order to be comparable with ETHNEX’s market value post the share capital increase.

2.2                 Discounted Dividends

NBG’s valuation is based on projections, provided by the company’s management for the period 2005-2007. These projections have been expanded until 2014, in order to take into account the credit expansion potential of the Greek banking sector. The management projections were reviewed and adjusted by PricewaterhouseCoopers (hereafter to be referred as “PwC”) to the extent considered appropriate, including their adjustment to the

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3

International Financial Reporting Standards (“IFRS”), in order to determine a base case valuation scenario (“the NBG Base Case scenario”).

For the purposes of NBG’s valuation, a financial model was prepared, in which the above projections and related assumptions were incorporated. The financial model was based on NBG’s consolidated Balance Sheet and Income Statement, prepared according to IFRS, for the year ended December 31 2004. This model calculates the value of a company as the present value of the maximum dividends that the company could distribute to its shareholders, on an annual basis. Such dividend stream is calculated after taking into account the regulatory provisions regarding capital adequacy, as required by the Bank of Greece.

In the context of the valuation and with the aim of examining the reasonableness of the assumptions and the conclusions of our work, key performance ratios derived from the financial model have been compared to corresponding indicators from banks operating mainly in the European market. The latter were considered to constitute an appropriate basis of comparison in view of their operation in more mature markets.

The current strategic position of NBG in the Greek banking market, the existing conditions and the economic outlook of the Greek banking sector, as well as the perspective growth of the international markets, in which NBG is operating, were also taken into consideration.

In addition, the main value drivers of NBG have been assessed, and a sensitivity analysis was performed on various parameters including: cost of capital, loans’ and deposits’ interest spreads, NBG’s loan portfolio growth in Greece as well as NBG’s expansion in the Balkans in order to estimate the impact of any deviation from NBG’s Base Case scenario on the conclusions of our analysis. In all the aforementioned scenarios of the sensitivity analysis, the rest of the assumptions were kept unchanged.

Taken into account the documents and data mentioned in sections 1(a) up to 1(i), the NBG Base Case scenario is based on the following main underlying assumptions:

—        Gradual convergence of the total credit expansion of the Greek market, as a percentage of GDP, to the average of European Union until 2014.

—        NBG’s market shares were kept at 2004 levels, for the period 2005-2014.

—        Reduction of NBG’s net interest margin until 2013, in line with current respective margins in Europe.

—        NBG’s hybrid securities and subordinated loans were kept at 2004 levels, for the period 2005-2014, increased by the issue of hybrid securities and subordinated loans that took place during the first half of 2005.

—        Stabilisation of net commission income’s growth rate.

—        Trading income was kept at relatively low levels for the period 2008 – 2014, to the point that this income can be considered cyclical.

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4

—        Personnel, on a group basis, were kept unchanged at management forecasts for 2007,

—        Other administrative costs’ growth rate ranged between inflation and 2.5 percentage points above inflation, depending on the cost category.

—        Non performing loans’ provisions were kept at 0.77% of the average annual amount of loans for the period 2005-2014.

—        Perpetuity growth equal to 3%.

In addition, the main value drivers of NBG have been assessed, and a sensitivity analysis was performed on the cost of capital, credit expansion of the Greek banking sector, loans’ and deposits’ interest spreads, as well as the growth of Southeast European markets.

2.3                 Adjusted Net Assets

This method is static, since it only reflects the financial position of a company at a particular point in time. Thus, it does not take into account the company’s prospects for future growth and profitability. Therefore, this method has not been used for the valuation of NBG.

By contrast, the Adjusted Net Assets method is widely used for the valuation of closed-end funds. Hence, the results of this method bear a significant weighting in the determination of a range of absolute values for ETHNEX.

The adjusted Net Assets position of ETHNEX was based on the merger balance sheet date, May 31 2005, and was further adjusted in order to reflect the (marked-to-market) values of ETHNEX’s portfolio as at May 31 2005.

2.4                 Market Approach

With regards to NBG, we considered the market capitalisation of the 3 largest Greek banks, for the 5-month period from January 1 2005 to May 31 2005. The sample’s selection was based on a combination of criteria including the each bank’s product and service mix, their competitive position and market presence, the geographical focus of their business activities etc.

Based on the market capitalisation identified above and the publicly available financial data of the banks, the following value multiples were estimated: a) Market Capitalisation (“MC”) over Total Assets (“TA”) (MC/TA) b) Market Capitalisation over Deposits (“D”) (MC/D) c) Market Capitalisation over Loans (“L”) (MC/L) d) Market Capitalisation over Net Assets (“NA”) (MC/NA) e) Market Capitalisation over Adjusted Profits before Tax (“PBT”) (MC/PBT) and f) Market Capitalisation over Adjusted Profits after Tax (“PAT”) (MC/PAT). For the adjustment of the profits, exceptional and trading profits were excluded.

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5

For the valuation of ETHNEX, we examined the multiple of Market Capitalisation over Net Assets (marked-to market portfolio value), for 10 comparable (as to their portfolio structure) listed on the Athens Exchange closed-end funds, during the period from January 1st 2005 to May 31st 2005.

It was deemed inappropriate to extend the sample of comparable companies to foreign closed-end funds, as these present material differences when compared to the respective Greek closed-end funds. These differences mainly stem from portfolio’s structure, target markets, liquidity, tax environment, management fees etc.

2.5                 Comparable Transactions

In the context of NBG’s valuation, based on this methodology, we examined recent acquisitions/disposals of significant blocks of shares of banks (acquisitions and mergers of groups as well as minority stakes) to the extent that these could be considered comparable to NBG.

During the last two years, no such transactions took place in the Greek banking sector. The merger by absorption of Piraeus Bank and National Bank for Industrial Development (ETBA), the acquisition of a minority shareholding of Attica Bank by the Greek Postal Savings Bank and the acquisition of a majority stake of Geniki Bank by French based Société Generale, were not used for the purposes of the present valuation, since ETBA, Attica Bank and Geniki Bank present significant differences with NBG with regards to offered products, services and size.

We concentrated mainly on recent acquisitions of European banks, which operate in similar sectors, offer similar products and services and possess common operational characteristics with NBG. The final sample, on which the various value multiples were calculated, included 5 transactions that took place during 2003 and 2004.

For the purposes of NBG’s valuation, the multiple of Transaction Value (“P”) to Net Assets (“NA”) (P/NA) was used. In transactions in which the acquiree was a not listed bank, the resulting multiples were properly adjusted before they were applied to NBG’s valuation, which is listed in the Athens Exchange.

For the purposes of ETHNEX’s valuation, based on this methodology, we considered the premia/ discounts to book values offered in four (4) similar transactions, that took place in the Greek market, for the reasons outlined earlier.

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6

3                 Range of fair and reasonable relative values and share exchange ratios.

Based on the above methods the following ranges of relative values and share exchange ratios were extracted:

	Relative Values Range	Share Exchange Ratio Range
Valuation method	NBG to ETHNEX	ETHNEX’s shares to 1 NBG share
Market value (Capitalisation)	27.16 – 30.55 to 1	11.36 – 12.78 to 1
Discounted Dividends Model (NBG) to Adjusted Net Assets (ETHNEX)	27.84 – 34.97 to 1	11.64 – 14.62 to 1
Comparable Transactions	24.53 – 43.12 to 1	10.26 – 18.03 to 1
Market Approach	24.26 – 44.14 to 1	10.14 – 18.46 to 1

Weightings were placed on the valuation of each company, in accordance to the suitability of the method applied; more specifically greater weight was placed on methods c) and a), namely Discounted Dividends Model and Market Value respectively for the Acquiror and methods b) and a) namely Adjusted Net Assets and Market Value respectively for the Acquiree. The resulting range of relative values between NBG and ETHNEX and the range of Share Exchange Ratio of ETHNEX’s shares to NBG’s shares, is:

—        27.19 – 33.85 to (/) 1 (NBG to ETHNEX)

—        11.37 - 14.15 to (/) 1 (ETHNEX shares to 1 NBG share)

4                 Conclusions

The Companies’ Boards of Directors, according to the approved and signed Draft Merger Agreement, dated 2nd June 2005, proposed a share exchange ratio as follows:

i.                  Each shareholder of the Acquiree (excluding the shareholders of the Acquiror) shall exchange 12 (twelve) common nominal voting shares at a nominal value of €1.68 each, held in the Acquiree, for 1 (one) common nominal voting share of the Acquiror, at a new nominal value of € 4.80 each.

After the completion of the merger, the shareholders of the Acquiror shall continue to hold the same, as prior to the merger, number of shares in the Acquiror, though at a new par value of € 4,80 each.

Any fractional balances will be settled in accordance with a relevant decision of the Acquiror’s Board of Directors, to be approved by the General Assembly.

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7

In our opinion, the relative values proposed by the Companies’ Boards of Directors of:

NBG to ETHNEX	28.7 to 1

and the proposed share exchange ratio of:

ETHNEX Shares to 1 NBG Share	12.0 for 1

fall within the range of relative values and share exchange ratios, resulting from the Companies’ valuation and therefore, the proposed, by the Boards of Directors of each of the Companies, share exchange ratio is considered fair and reasonable according to the provisions of article 16 par. 5 of Law 2515/1997, of articles 68 par.2, 69-70, 72-77 of Coded Law 2190/1920 and corresponding provisions of the Athens Exchange Regulation, as they are currently in effect.

5                 Effect of the merger on the Acquiror’s financial position

Based upon the combined PRO-FORMA financial statements (both of the Acquiror and Acquiree), comprising the merger balance sheets of the Companies as at May 31 2005, the completion of the merger will result in:

—          the Acquiror’s shareholders’ equity will increase by approximately 5.00% , compared to the Acquiror’s pre merger equity,

—          the Total Assets of the Acquiror will increase by approximately 0.06%, compared to the Acquiror’s pre merger total assets, and

—          the Acquiror’s Profit before Tax for the period from January 1 up to May 31 2005 will increase by approximately 5.29%, compared to the Acquiror’s pre merger Profit before tax.

The effect of the merger on the Acquiror, as described above, is solely derived from the changes that will occur to its financial position, at the date of the merger balance sheet. We have not taken into consideration the consequences, which may result from the merger, to future financial results, such as enhancement of the bank’s credit capacity due to improvement of its capital adequacy, potential economies of scale, other synergies, merger costs etc.

Georgios Samothrakis
Certified Auditor – Accountant
Reg. No. SOEL: 12161
PricewaterhouseCoopers S.A.

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8

NATIONAL BANK OF GREECE S.A.        NATIONAL REAL ESTATE S.A.

ANNOUNCEMENT

SUMMARY OF DRAFT AGREEMENT FOR THE MERGER THROUGH ABSORPTION

OF NATIONAL REAL ESTATE S.A. BY NATIONAL BANK OF GREECE S.A.

1.               National Bank of Greece S.A., headquartered at Aiolou 86, Athens (Reg. No. 6062/06/B/86/01) (hereinafter the Absorbing Entity), and

2.               National Real Estate S.A., headquartered at Dervenochorion (G. Gennimata) 99, Magoula Attikis, (Reg. No. 6012/06/B/86/139) (hereinafter the Absorbed Entity).

The Boards of the two companies announce that, pursuant to the provisions of articles 1-5 of Law 2166/1993, 16 of Law 2515/1997, as amended, and 69 et seq. of the Companies’ Act 2190/1920, as amended, they have signed a Draft Merger Agreement dated 13 October 2005 whereby the two entities will merge through the absorption of National Real Estate S.A. by National Bank of Greece S.A. The Draft Merger Agreement was subjected to the disclosure requirements, in accordance with article 69 of the Companies’ Act 2190/1920, as amended, by registration in the Companies’ Register on 21 October 2005 and publication of relevant announcements in the Government Gazette.

The terms of the Draft Merger Agreement are outlined below:

1.               The merger of the two entities, through absorption of National Real Estate by National Bank of Greece, shall be effected in accordance with the provisions of a) articles 1-5 of Law 2166/1993 and article 16 of Law 2515/1997, as amended, and b) articles 68 par. 2, 69-77 of Companies’ Act 2190/1920, as amended, by combining the assets and liabilities of the merging entities as set out in the Conversion Balance Sheets at 31 July 2005.

2.               The Absorbing Entity’s share capital (as it will stand after the absorption of National Investment Company by National Bank of Greece) will increase by €80,671,644 through the issue of 2,670,367 new shares of a new par value of €5 each, to be distributed to the shareholders of the Absorbed Entity, and the increase in the par value of the Absorbing Entity’s shares (as they will stand following completion of the merger between National Bank of Greece S.A. and National Investment Company), from €4.80 to €5.

3.               The shareholders of the pre-merger Absorbing Entity (including those following the absorption of National Investment Company) will participate by €1,682,995,225 and the shareholders (other than the Absorbing Entity) of the pre-merger Absorbed Entity by €13,351,835 in the new total share capital

(€1,696,347,060) of the Absorbing Entity, as per the exchange ratio (deemed fair and reasonable) of New Shares to the pre-merger shares of the Absorbing and Absorbed entities (hereafter “Old Shares”). Thus:

(i)    1 Old Share of the Absorbing Entity (including the Absorbing Entity shares following the absorption of National Investment Company) will correspond to 1 New Share.

(ii)   15 Old Shares of the Absorbed Entity will correspond to 2 New Shares. Fractional rights of shareholders shall not serve as a basis to receive a fractional right to a New Share, but will be aggregated to form full shares, by decision of the Board of the Absorbing Entity, which, authorised by the General Meeting of Shareholders, will settle relevant details.

4.               The Absorbing Entity’s 2,670,367 new shares arising from the merger will be credited, as per the said share exchange ratio, via the Central Securities Depositary to the accounts held by the shareholders of the Absorbed Entity with the Dematerialized Securities System within 15 calendar days of the Athens Exchange Board resolution approving the merger prospectus and the listing of the new shares on the stock exchange, and in any case within 10 calendar days of the registration of Ministry of Development approval of the merger in the Companies Register.

5.               The New Shares of the Absorbed Entity will be entitled to the Absorbing Entity’s dividend for 2005.

6.               Any transaction performed by the Absorbed Entity subsequent to 31 July 2005 shall be deemed to be so performed for the account of the Absorbing Entity, to whose books the corresponding amounts will be transferred after the registration of the Development Ministry’s approval of the merger in the Companies Register. Profit and loss arising during the said period will be deemed to be profit and loss of the Absorbing Entity, as per the provisions of articles 1-5 of Law 2166/1993 and 75 of the Companies’ Act 2190/1920. On completion of the merger, the results and consequences of the merger will apply forthwith ipso jure and without further formality, as per article 75 of Companies’ Act 2190/1920, as amended, with respect to merged entities and vis-à-vis third parties.

7.               No shareholder of the Absorbed and Absorbing Entities enjoys special rights or holds any other securities, excepting shares, to whose approval this merger is subject.

8.               Neither the articles of association nor the resolutions of the General Meetings of the merged entities provide for special benefits or privileges for the directors and regular auditors of the two companies, and such benefits and privileges are not provided for in the case of this merger.

9.               This merger will be subject to the benefits provided for under Laws 2166/1993 and 2515/1997, and will thus be subject to the terms and conditions thereof.

10.         All of the above are conditional upon and subject to the prior completion of the merger through absorption of National Investment Company by National Bank of Greece S.A.

THE BOARDS OF DIRECTORS

PricewaterhouseCoopers S.A.
268 Kifissaias Avenue
152 32 Halandri
Greece
www.pricewaterhousecoopers.gr
e-mail:pwc.greece@gr.pwcglobal.com
Tel: +30 (210) 6874 400
Fax: +30 (210) 6874 444

To

The Board of Directors of

NATIONAL BANK OF GREECE S.A

86 Aiolou st.

102 32 Athens

October 31 2005

Certified Auditor’s Report for the purposes of Article 327 of the Athens Exchange Codified Regulation (Decision Hellenic Capital Market Commission (“HCMC”) 1/304/10.06.2004, Government Gazette B’ 900/16.06.2004 as amended with decisions 4/319/9.12.04, Government Gazette 1884B/20.12.04 and 5/336/21.4.2005, Government Gazette 662B/18.5.05 of HCMC)

This is a summary of the certified auditor’s report in connection with the proposed merger by absorption of National Real Estate and General Warehousing SA (to be referred to hereafter as “ETHNAK” or “the Acquiree”) by National Bank of Greece SA (to be referred to hereafter as “NBG” or “the Acquiror”), in accordance with the provisions of articles 68 par.2, 69-70, 72-77 of Codified Law 2190/1920, and articles 1-5 of Law 2166/1993, in combination with the article 16 par. 5 and. 18 of Law 2515/1997, as they are currently in effect.

1                     Introduction

In accordance with the resolutions of NBG’s Board of Directors of July 29th 2005, we have performed the following:

i.                      confirmed that the transformation balance sheet of the Acquiror was extracted from its books and records, as well as confirmed that the balance sheet of National Investment Company SA (to be referred hereafter as “ETHNEX”), was extracted from its books and records. NBG and ETHNEX have announced their intention to merge by absorption. The merger’s approval from the General Assembly of NBG is still pending as at the date of this letter.

Halandri	: 268/270 Kifissias Avenue, 152 32 Halandri, Tel.: +30 (210) 6874 400, Fax: +30 (210) 6874 444
Piraeus	: 5-7 Fillelinon Str, 185 36 Piraeus, Tel.: +30 (210) 4594 050, Fax: +30 (210) 4293 936
Thessaloniki	: 17 Ethnikis Antistaseos Str, 551 34 Thessaloniki, Tel.: +30 (2310) 488 880, Fax: +30 (2310) 459 487

ii.                              Reviewed from a financial point of view the Draft Merger Agreement dated 13 October 2005, and

iii.                           expressed an opinion, according to article 16 par. 5 of Law 2515/1997 on whether the share exchange ratio proposed by the respective Boards of Directors, is fair and reasonable (“Fairness Opinion”).

With regards to our work in relation to the provision of the Fairness Opinion, we have valued NBG Group and ETHNAK (to be referred to hereafter collectively as “the Companies”) in order to determine a range of fair and reasonable relative values and share exchange ratios. Our conclusions are set out in this letter.

In the context of the valuation work, we examined the Companies’ comparative financial position. Our assessment included, inter alia, consideration of the following

a.                               terms and conditions of the proposed merger by absorption,

b.                              competitive and macroeconomic conditions of the sectors where the Companies operate,

c.                               main factors and relevant trends, which had an impact on the Companies’ historical financial data and figures,

d.                              the Companies’ and ETHNEX’s financial position as at the merger balance sheet date, July 31st 2005

e.                               data from public and other sources, as well as information provided to us by the Companies’ management,

f.                                 information arising from discussions with the Companies’ officers in connection with the current position and prospects of the Companies in their sectors,

g.                              financial terms of recent relevant acquisitions and mergers of companies operating in markets, similar to the Acquiror’s,

h.                              the adjusted market capitalisation and evolution of the Companies during the past 6 months (prior to July 31st 2005), after taking into consideration the share capital increase that will result from the possible merger between NBG and ETHNEX.

i.                                  other information, reports and analyses, as well as financial and stock market data that we considered relevant and suitable for the purposes of our work.

We also confirmed that ETHNEX’s transformation balance sheet, as at July 31st 2005, was in line with books and records kept by the company for tax purposes, given that ETHNEX’s merger with NBG has been announced (as at May’s 31st).

2                     Valuation approach and methodology

The valuation work was carried out in accordance with generally accepted principles and methods that are used internationally and our conclusions take into account the suitability of

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the various valuation methodologies. The suitability of the adopted methods and the weights given to each method are appropriate and reasonable for the purpose of our work.

The opinion on the reasonableness and fairness of the relative values is based on the aforementioned data and other information and data provided to us by the management of the Companies, who have confirmed to us that such information is accurate and complete.

In particular, we have deemed and used as considered appropriate, the following internationally accepted valuation methodologies:

Valuation Method	Company

a) Market Value (Capitalisation)	NBG and ETHNAK

b) Adjusted Net Assets	ETHNAK

c) Discounted Dividends Method	NBG

d) Market Approach	NBG and ETHNAK

e) Comparable Transactions	NBG and ETHNAK

In accordance with internationally generally accepted valuation practice of Financial organizations, the application of b) Adjusted Net Assets method for the valuation of NBG and c) Discounted Dividends Method for the valuation of ETHNAK were not deemed to be particular appropriate. For the assessment of the relative values of the Companies, the values arising from the Discounted Dividends Method for NBG were compared with the Adjusted Net Assets method for ETHNAK as at December 31 2004.

No impediments or difficulties occurred during the course of our work by applying the above methodologies.

The Companies’ valuation refers to their total issued share capital, which is comprised of 336,599,045 and 98,172,000 common nominal shares for NBG and ETHNAK, respectively. The number of NBG’s outstanding shares results after taking into account the possible merger by absorption of ETHNEX and NBG.

The results of each valuation methodology, the way each method was applied and the principal underlying assumptions are set out in further detail below.

2.1                              Market Value (Capitalisation)

For the purpose of determining a range of values for each of the Companies and also a range of relative values between NBG and ETHNAK, we examined the market capitalisations of the Companies, at various intervals within the last 6 months and specifically those at 6, 3, 1 month and 1 week prior to the day of the public announcement of the proposed transaction. The Companies’ market values and the respective relative values after the aforementioned date have not been taken into consideration in our report, as it could be reasonably argued that such values were affected by the merger’s announcement.

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No adjustment concerning the possible merger between ETHNEX and NBG was made, because it was assumed that ETHNEX’s value has already been reflected in NBG’s share price.

2.2                              Discounted Dividends

NBG’s valuation is based on projections, provided by the company’s management for the period 2005-2007. These projections have been expanded until 2014, in order to take into account the credit expansion potential of the Greek banking sector. The management projections were reviewed and adjusted by PricewaterhouseCoopers (“PwC”) to the extent considered appropriate, including their adjustment to the International Financial Reporting Standards (“IFRS”), in order to determine a base case valuation scenario (“the NBG Base Case scenario”).

For the purposes of NBG’s valuation, a financial model was prepared, in which the above projections and related assumptions were incorporated. The financial model was based on NBG’s consolidated Balance Sheet and Income Statement, prepared according to IFRS, for the year ended December 31 2004. This model calculates the value of a company as the present value of the maximum dividends that the company could distribute to its shareholders, on an annual basis. Such dividend stream is calculated after taking into account the regulatory provisions regarding capital adequacy, as required by the Bank of Greece.

In the context of the valuation and with the aim of examining the reasonableness of the assumptions and the conclusions of our work, key performance ratios derived from the financial model have been compared to corresponding indicators from banks operating mainly in the European market. The latter were considered to constitute an appropriate basis of comparison in view of their operation in more mature markets.

The current strategic position of NBG in the Greek banking market, the existing conditions and the economic outlook of the Greek banking sector, as well as the perspective growth of the international markets, in which NBG is operating, were also taken into consideration.

In addition, the main value drivers of NBG have been assessed, and a sensitivity analysis was performed on various parameters including: cost of capital, loans’ and deposits’ interest spreads, NBG’s loan portfolio growth in Greece as well as NBG’s expansion in the Balkans, in order to estimate the impact of any deviation from NBG’s Base Case scenario on the conclusions of our analysis. In all the aforementioned scenarios of the sensitivity analysis, the rest of the assumptions were kept unchanged.

Taken into account the documents and data mentioned in sections 1(a) up to 1(i), the NBG Base Case scenario is based on the following main underlying assumptions:

•                  Gradual convergence of the total credit expansion of the Greek market, as a percentage of GDP, to the average of European Union until 2014.

•                  NBG’s market shares were kept at 2004 levels, for the period 2005-2014.

•                  Reduction of NBG’s net interest margin until 2014, in line with current respective margins in Europe.

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•                  NBG’s hybrid securities and subordinated loans were kept at 2004 levels, for the period 2005-2014, increased by the issue of hybrid securities and subordinated loans that took place during the first half of 2005.

•                  Stabilization of net commission income’s growth rate.

•                  Trading income was kept at relatively low levels for the period 2008 – 2014, to the point that this income can be considered cyclical.

•                  Personnel, on a group basis, were kept unchanged at management forecasts for 2007,

•                  Other administrative costs’ growth rate ranged between inflation and 2.5 percentage points above inflation, depending on the cost’s category.

•                  Non performing loans’ provisions were kept at 0.77% of the average annual amount of loans for the period 2005-2014.

•                  Perpetuity growth equal to 3%.

In addition, the main value drivers of NBG have been assessed, and a sensitivity analysis was performed on the cost of capital, credit expansion of the Greek banking sector, loans’ and deposits’ interest spreads, as well as the growth of Southeast European markets.

NBG’s value was adjusted in order to include the projected value of the minority stake resulting from the possible merger between ETHNEX and NBG, as calculated based upon the proposed relative values of the two companies, which were approved by the Companies Boards of Directors, and which is approximately € 138.7 million.

2.3                              Adjusted Net Assets

This method is static, since it only reflects the financial position of a company at a particular point in time. Consequently, it does not take into account the company’s prospects for future growth and profitability. Consequently, this method has not been used for the valuation of NBG.

By contrast, the Adjusted Net Assets method is widely used for the valuation of capital intensive companies. Thus, the results of this method bear a significant weighting in the determination of a range of absolute values for ETHNAK.

The adjusted Net Assets position of ETHNAK was based on the balance sheet as at December 31 2004 and was further adjusted in accordance with the auditor’s report and the fair market value of its participations and fixed assets.

2.4                              Market Approach

With regards to NBG, we considered the market capitalisation of the 3 largest Greek banks, for the 7-month period from January 1 2005 to July 31 2005. The sample’s selection was based on a combination of criteria including the each bank’s product and service mix, their

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competitive position and market presence, the geographical focus of their business activities etc.

Based on the market capitalisation identified above and the publicly available financial information of the banks the following value multiples were estimated: a) Market Capitalisation (“MC”) over Total Assets (“TA”) (MC/TA) b) Market Capitalisation over Deposits (“D”) (MC/D) c) Market Capitalisation over Loans (“L”) (MC/L) d) Market Capitalisation over Net Assets (“NA”) (MC/NA) e) Market Capitalisation over Adjusted Profits before Tax (“PBT”) (MC/PBT) and f) Market Capitalisation over Adjusted Profits after Tax (“PAT”) (MC/PAT). For the adjustment of the profits, exceptional and trading profits were excluded.

NBG’s value was adjusted in order to include the projected value of the minority stake resulting from the possible merger between ETHNEX and NBG, as calculated based upon the proposed relative values of the two companies, which were approved by the Companies Boards of Directors, and which is approximately € 138.7 million.

With regards to ETHNAK, the specific methodology was used for the valuation of the parent’s company activity (warehousing/logistics and stock securitisation). We examined the multiples of Enterprise value (“EV”) over Turnover (“T”) (EV/T), Enterprise value over Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”) (EV/EBITDA) and Enterprise value over Earnings before Interest and Tax (“EBIT”) (EV/ EBIT) for 6 comparable companies listed on the Athens Exchange or on foreign exchanges. The calculation of the EV was based on the companies’ market capitalisation for the period from January 1st 2005 to July 31st 2005.

The fair value of the parent company’s surplus assets (forestry areas and unreformed plots), as well as the fair value of its participations in Real Estate companies were added to the results of the abovementioned methodology.

2.5                              Comparable Transactions

In the context of NBG’s valuation, based on this methodology, we examined recent acquisitions/ disposals of significant blocks of shares of banks (acquisitions and mergers of groups as well as minority stakes) to the extent that these could be considered comparable to NBG.

During the last two years, no such transactions took place in the Greek banking sector. The merger by absorption of Piraeus Bank and National Bank for Industrial Development (“ETBA”), the acquisition of a minority shareholding of Attica Bank by the Greek Postal Savings Bank and the acquisition of a majority stake of Geniki Bank by French based Société Generale, were not used for the purposes of the present valuation, since ETBA, Attica Bank and Geniki Bank present significant differences with NBG with regards to offered products, services and size.

We concentrated mainly on recent acquisitions of European banks, which operate in similar sectors, offer similar products and services and possess common operational characteristics with NBG. The final sample, on which the various value multiples were calculated, included 5 transactions that took place during 2003 and 2004.

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For the purposes of NBG’s valuation, the multiple of Transaction Value (“P”) to Net Assets (“NA”) (P/NA) was used. In transactions in which the acquiree was a not listed bank, the resulting multiples were properly adjusted before they were applied to NBG’s valuation, which is listed in the Athens Exchange.

NBG’s value was adjusted in order to include the projected value of the minority stake resulting from the possible merger between ETHNEX and NBG, as calculated based upon the proposed relative values of the two companies, which were approved by the Companies Boards of Directors, and which is approximately € 138.7 million.

With regards to ETHNAK, the specific methodology was used for the valuation of the parent’s company activity (warehousing/logistics and stock securitisation), taking into consideration 3 similar transactions that recently took place in Greece and Europe.

The fair value of the parent company’s surplus assets (forestry areas and unreformed plots), as well as the fair value of its participations in Real Estate companies were added to the results of the abovementioned methodology.

3                     Range of fair and reasonable relative values and share exchange ratios.

Based on the above methods the following ranges of relative values and share exchange ratios were extracted:

	Relative Values Range	Share Exchange Ratio Range
Valuation method	NBG to ETHNAK	ETHNAK’s shares to 1 NBG share
Market value (Capitalisation)	23.68 – 28.19 to 1	6.91 – 8.22 to 1
Discounted Dividends Model (NBG) to Adjusted Net Assets (ETHNAK)	19.97 – 26.78 to 1	5.83 – 7.81 to 1
Comparable Transactions	19.14 – 29.78 to 1	5.58 – 8.69 to 1
Market Approach	19.77 – 32.19 to 1	5.77 – 9.39 to 1

Weightings were placed on the valuation of each company, in accordance to the suitability of the method applied; more specifically greater weight was placed on methods c) and a), namely Discounted Dividends Model and Market Value respectively for the Acquiror and methods b) and a) namely Adjusted Net Assets and Market Value respectively for the Acquiree. The resulting range of relative values between NBG and ETHNAK and the range of Share Exchange Ratio of ETHNAK’s shares to NBG’s shares, is:

–                    21.77 – 27.91 to (/) 1 (NBG to ETHNAK)

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–                    6.35 – 8.14 to (/) 1 (ETHNAK shares to 1 NBG share)

4                     Conclusions

The Companies’ Boards of Directors, according to the approved and signed Draft Merger Agreement, dated October 13th 2005, proposed a share exchange ratio as follows:

i.      Each shareholder of the Acquiree (excluding the shareholders of the Acquiror) shall exchange 15 (fifteen) common nominal voting shares at a nominal value of €1 each, held in the Acquiree, for 2 (two) common nominal voting share of the Acquiror, at a new nominal value of € 5 each.

ii.     After the completion of the merger, the shareholders of the Acquiror shall continue to hold the same, as prior to the merger, number of shares in the Acquiror, though at a new par value of € 5 each.

Any fractional balances will be settled in accordance with a relevant decision of the Acquiror’s Board of Directors, to be approved by the General Assembly.

In our opinion, the relative values proposed by the Companies’ Boards of Directors of:

NBG to ETHNAK	25.7 to 1

and the proposed share exchange ratio of:

ETHNAK Shares to 1 NBG Share	15.0 for 2

fall within the range of relative values and share exchange ratios, resulting from the Companies’ valuation and therefore, the proposed, by the Boards of Directors of each of the Companies, share exchange ratio is considered fair and reasonable according to the provisions of article 16 par. 5 of Law 2515/1997, of articles 68 par.2, 69-70, 72-77 of Codified Law 2190/1920 and corresponding provisions of the Athens Exchange Regulation, as they are currently in effect.

5                     Effect of the merger on the Acquiror’s financial position

Based upon the combined PRO-FORMA financial statements (both of the Acquiror including ETHNEX and the Acquiree), comprising the merger balance sheets, prepared under IFRS by the Acquiror, as at July 31st 2005, the completion of the merger will result in:

•                    the Acquiror’s shareholders’ equity will decrease by approximately 1.4% , compared to the Acquiror’s pre merger shareholders’ equity. The difference results from a merger debit balance,

•                    the Total Assets of the Acquiror will decrease by approximately 0.1%, compared to the Acquiror’s pre merger Total Assets, and

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•                    the Acquiror’s Profit before Tax for the period from January 1 to July 31 2005 will increase by approximately 0.05%, compared to the Acquiror’s pre merger Profit before Tax.

The effect of the merger on the Acquiror, as described above, is solely derived from the changes that will occur to its financial position, at the date of the merger balance sheet. We have not taken into consideration the consequences, which may result from the merger, to future financial results, such as enhancement of the bank’s credit capacity due to improvement of its capital adequacy, potential economies of scale, other synergies, merger costs etc.

Our engagement did not involve reviewing the merger from a commercial, legal and operational point of view. It should be noted that in case that the merger between NBG and ETHNEX does not take place, the current Fairness Opinion report will have no effect and will have to be redrafted.

Kyriacos Riris
Certified Auditor – Accountant
Reg. No. SOEL: 12111
PricewaterhouseCoopers S.A.

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